UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 2, 2025

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Entry into a Material Definitive Agreement

BROKER-DEALER AGREEMENT.

On September 2, 2025, Med-X, Inc. executed an Engagement Agreement with Delbrook Digital Ltd., a foreign broker-dealer based in Canada doing business as Bad Twin Capital (together with any subsidiaries, affiliates, successors and assigns, “Bad Twin Capital”), along with its US partner, Marco Polo Securities, Inc., a registered Us broker-dealer and member FINRA/ SIPC (together with its subsidiaries and affiliates, “Marco Polo”),by Med-X, Inc., a Nevada Corporation (together with any subsidiaries, affiliates, successors and assigns, the “Company” or “Med-X, Inc”) pursuant to which Bad Twin Capital and Marco Polo (together, the “Bad Twin Capital Team”) shall act as financial advisers to the Company. The Bad Twin Capital Team shall advise and assist the Company in considering the desirability of effecting a Transaction, shall advise and assist the Company in identifying potential counterparties for a Transaction and shall, on behalf of the Company, contact such parties and shall assist the Company in negotiations of financial terms and conditions of a Transaction.

The initial term of the Agreement is for twelve (12) months and shall terminate on such date that is twelve (12) months following the execute date of the Agreement (the “Termination Date”), unless extended by mutual consent of the Company and the Bad Twin Capital Team; provided, however, that this Agreement may be terminated by any party at any time, with or without cause, upon ten (10) days written notice to that effect to the other parties, except that the Bad Twin Capital Team may not terminate this Agreement prior to ninety (90) days from the date hereof. In consideration of these services, the Company has agreed to pay directly to Bad Twin Capital a non-refundable cash retainer in the amount of $20,000 USD. The retainer shall be due upon execution of this Agreement and shall not be credited against any other fees or payments due under this Agreement. In addition, Concurrent with and as a condition to closing of a Transaction, the Company shall pay solely to Marco Polo as the US broker-dealer a cash fee in the amount of four percent (4%) of the Consideration. Marco Polo and Bad Twin Capital will share the Success Fee in accordance with agreed upon terms contained in a side letter between the two partners.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 6.7 and is incorporated herein by reference.

Item 9. Exhibits

Exhibit Number	Description

6.8	Broker-Dealer Agreement executed September 2, 2025, between Med-X, Inc., and Delbrook Digital Ltd doing business as Bad Twin Capital.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 8, 2025	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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